SilverCrest Expands High-Grade Babicanora Norte Vein & Adds More Veins

•	2.2 Metres Grading 7,436 gpt AgEq
•	2.1 Metres Grading 1,286 gpt AgEq
•	1.4 Metres Grading 6,695 gpt AgEq

Vancouver, British Columbia--(Newsfile Corp. - July 24, 2018) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to announce further Phase III drill results for the Las Chispas Property (the "Property") located in Sonora, Mexico. Step-out drilling of the Babicanora Norte Vein, since the Company's news release on May 29, 2018, announcing the discovery of this vein, has intersected additional high-grade silver-gold mineralization (see attached Figures). The Babicanora Norte Vein is parallel to the Babicanora Vein and approximately 300 metres northeast. The vein appears to connect with the Granaditas area, which has multiple drill-tested veins to the southeast. We are increasing the number of identified epithermal veins on the Property to 30 from 23 (see attached Figures). Eleven (11) of these veins have been partially drilled and intersected high-grade silver-gold mineralization, including the Babicanora, Babicanora FW, Babicanora Norte, Las Chispas, Giovanni, which includes La Blanquita, William Tell, Varela, Granaditas, Luigi and Amethyst veins. Five of the 30 veins were included in the maiden resource (see "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico", effective February 12, 2018, and amended May 9, 2018 (the "Technical Report and MRE")).

N. Eric Fier, CPG, P.Eng, and CEO, remarked, "We continue with our successful Phase III expansion drill program with further high-grade silver-gold intercepts in multiple veins at Las Chispas. This most recent drilling of the Babicanora Norte Vein intercepted native silver, silver oxides, and fine-grained free gold in several holes along an estimated strike length of 900 metres, expanded from the previous 200 metres. We now have identified 30 epithermal veins on the Property with a total cumulative strike length of approximately 20 kilometres, of which 5 kilometres have been partially drilled and only 3.5 kilometres were included in the maiden resource. We are currently step-out drilling with nine core rigs at the Babicanora Norte, Granaditas, Luigi and Babicanora veins, including the Area 51 southeast extension. We are systematically working towards an updated resource in Q3, 2018."

The most significant result for this release was returned from Hole BAN18-10, which intersected 2.2 metres (true width) grading 61.36 grams per tonne ("gpt") gold and 2,833.5 gpt silver, or 7,436 gpt silver equivalent ("AgEq", based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold). Also noteworthy are Hole BAN18-26 at 1.4 metres grading 51.43 gpt gold and 2,838.0 gpt silver, or 6,695 gpt AgEq and Hole BAN18-27 at 2.1 metres grading 6.54 gpt gold and 795.3 gpt silver, or 1,286 gpt AgEq. The following table summarizes the most significant drill intercepts for this news release (uncut, undiluted).

Babicanora Norte Vein Drill Intercepts;

Hole No.	From (m)	To (m)	Drilled Intercept (m)	Est. True Width (m)	Au Gpt	Ag Gpt	AgEq* gpt
BAN18-09	80.6	81.6	1.0	0.9	1.26	146.5	241
BAN18-10	93.0	95.5	2.5	2.2	61.36	2,833.5	7,436
incl.	95.0	95.5	0.5	0.4	305.0	13,889.5	36,764
BAN18-11	357.4	358.95	1.6	1.4	1.88	206.0	347
BAN18-12	101.85	103.35	1.5	1.4	1.18	136.9	225
incl.	101.85	102.35	0.5	0.4	3.44	405.0	663
BAN18-13	134.85	136.3	1.5	1.2	2.89	0.2	216
BAN18-14	329.35	330.85	1.5	1.2	1.33	102.1	201
Incl.	329.35	329.85	0.5	0.4	3.89	305.0	596
BAN18-16	156.0	157.5	1.5	1.3	1.50	176.0	288
BAN18-26	328.9	330.5	1.6	1.4	51.43	2,838.0	6,695
incl.	329.45	329.95	0.5	0.4	153.50	7,430.0	18,942
BAN18-27	244.6	246.8	2.2	2.1	6.54	795.3	1,286
incl.	246.1	246.8	0.7	0.6	18.35	2,240.0	3,616

Note: all numbers are rounded.

* AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold.

_________

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

Drill holes BAN18-15 and 17 to 25 intercepted quartz veining/stockwork and anomalous mineralization, but are below the Company's 150 gpt AgEq cutoff. Holes BAN18-10, 26, and 27 contain argentite, native silver, silver oxides (chalky white) and free gold. BAN18-26 also contains secondary mineralization with acanthite and polybasite crystals (silver sulfides) in quartz and amethyst cavities (see attached Figures).

The Babicanora Norte Vein has drill intercepted high-grades (201 gpt AgEq to 7,436 gpt AgEq in 14 core holes) over approximately 900 metres along strike and 75 to 125 metres high. More drilling is required to fully understand the high-grade constraints, which may change the size and shape currently suggested (see attached Figures). High-grade intercepts in drill holes BAN18-11, 14, 26 and 27 are in the same projected high-grade structural corridor as Area 51 (Babicanora Vein), which has an Inferred Resource of an estimated 32.2 million ounces AgEq grading 1,026 gpt AgEq (see "Technical Report and MRE").

Not included in the above tables are the following additional drill intercepts of a new unnamed vein located between the Babicanora and Babicanora Norte veins:

•	BAN18-11; 0.5 metres grading 2.43 gpt gold and 182 gpt silver, or 364 gpt AgEq.

•	BAN18-14; 0.5 metres grading 2.80 gpt gold and 198 gpt silver, or 408 gpt AgEq.

This new vein may be the northwest extension of the Granaditas Vein. The number of veins appear to be increasing as new discoveries are being made east and southeast of the Babicanora area. Drilling on the Babicanora Norte Vein continues to intercept the new vein. Further drilling is underway for both Babicanora Norte and the new adjacent vein.

Several deeper Babicanora Norte drill holes to date have intercepted a wide (up to 6 metres) fluorite-enriched vein and breccia with anomalous gold approximately 100 metres below the Babicanora Norte Vein. These fluorite intercepts may be the downward extension of another unknown vein. Surface alteration above these projected intercepts suggest a shallower target for future drilling.

The Company continues its Phase III exploration program with nine (9) drills on site, seven on surface and two underground. Drills are focused on expanding mineralization for inclusion in the updated resource anticipated in Q3, 2018. An additional 3,000 to 5,000 metres of future drilling are planned for inclusion in the updated resource. Other ongoing site work includes continued underground mapping and sampling on the Las Chispas Vein, testing drilled wells for site water, permitting for various additional work, and reviewing of the maiden resource model for optimization and update.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including drilling test water wells, permitting for various work, and optimizing and updating the Company's resource model; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact: Fred Cooper, Investor Relations
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Figure 1: Babicanora Norte Vein Long Section Looking Southwest, 24 July 2018

To view an enhanced version of Figure 1, please visit:
https://orders.newsfilecorp.com/files/1467/36150_sc4.jpg

Figure 2: Babicanora Area w/Defined Veins, 24 July 2018

To view an enhanced version of Figure 2, please visit:
https://orders.newsfilecorp.com/files/1467/36150_sc2.jpg